		Exhibit 11

STERLING BANCORP AND SUBSIDIARIES
Statement Re: Computation of Per Share Earnings

	Three Months Ended
	March 31,

	2005	2004

Net income available for common
shareholders	$5,766,723	$5,206,934

Weighted average common shares outstanding	18,258,783	18,220,065

Add dilutive effect of:
Stock options	667,905	878,637
Convertible preferred stock	—	112,216
Adjusted for assumed diluted
computation	18,926,688	19,210,918

Basic earnings per share	$0.32	$0.29

Diluted earnings per share	$0.30	$0.27

33